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                          November 4, 2020

       Barry S. Sternlicht
       Chairman
       Starwood Real Estate Income Trust, Inc.
       1601 Washington Avenue, Suite 800
       Miami Beach, FL 33139

                                                        Re: Starwood Real
Estate Income Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed October 29,
2020
                                                            File No. 333-249719

       Dear Mr. Sternlicht:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Rosemarie A. Thurston